

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

June 20, 2008

Gus Rahim, President
Cellteck Inc.
1200 West 73rd Avenue, Suite 1100
Vancouver, BC, Canada V6P 6G5

> **Re: Cellteck Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed June 6, 2008**
> **File No. 0-53246**

Dear Mr. Rahim:

We have reviewed the amendment and the information filed on June 6, 2008, and have the following additional comments. We have limited our review to only your financial statements and related disclosures, and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment # 1 to Form 10

Summary Financial Data and Selected Financial Data, pages 16 and 31

1.   Please revise the summary financial data and selected financial data on pages 16 and 31 for the following:

   - The reference to December 31, 2006 period should clearly indicate that these amounts are for the three months December 31, 2006.

   - Remove "operating income" and "income from operations" or tell us where these captions are presented in your statements of operations.

   - Present net income (loss) for the fiscal year ended September 30, 2006 and net income (loss) per share for all periods.

   - Tell us the nature of long-term obligations and how these amounts agree with the balance sheets on page F-3. We note that amounts in the financial statements are titled accounts payable and are classified as current assets.

Unaudited Pro Forma Financial Information, page 31

2.   Please tell us the reason that you have provided the pro forma financial information on pages 31 and 32 and how this information complies with the requirements of Rule 8-05 and Article 11 of Regulation S-X. In addition, tell us why you have not provided pro forma statements of operations. Please separately discuss each pro forma adjustment, including the reason that accounts payable-related parties is eliminated through capital in excess of par value.

3.   We reference the disclosure on page 17 that you will incur non-recurring separation costs as part of this transaction. Please tell us whether these estimated costs have been included in the pro forma financial information.

Financial Statements for March 31, 2008, pages 33-38

4.   Please tell us why you have presented the interim financial statements on pages 33 -38 and have repeated these on pages F-11 to F-15. Please consider the need to remove the financial statements on pages 33-38 since these have been included in the financial statements section.

Management's Discussion and Analysis, starting on page 39

5.   Please revise to provide a discussion of your results of operations, liquidity and capital resources for the annual and interim periods as required by Items 303 of Regulation S-K.

6.   In addition, please revise to discuss your specific plan of operations, including plans and timing to develop your products and services and plans to re-establish your Professional Athletes Testimonial Program and to create a value added proposition for wholesalers of like products with developed distribution networks. Your discussion should also include your expected financing needs and sources.

7.   We read that the discussion on page 40 that the financial statements have been presented using the historical basis of assets and liabilities of these businesses. We also note the discussion that the assets and liabilities may differ upon completion of the transactions. Please clarify why the assets and liabilities would differ after the spin-off and why they would not be presented using the same historical basis as before the spin-off.

8.   Please tell us how the amounts in the discussion of the planned debt restructuring on pages 41 and 53 agree with the amounts in your pro forma financial information page 32. In addition, clarify why the discussion on page 53 references the transaction as a forgiveness of debt. Please revise the filing to disclose the nature of this transaction, including whether it is a debt conversion or forgiveness and clearly disclose the related accounting treatment.

Financial Statements

Report of Independent Certified Public Accountants, page F-2

9.   Please have your auditors revise the first and third paragraphs of their audit report on page F-2 to also refer to the balance sheets as of December 31, 2006 and September 30, 2006.

Balance Sheets, page F-3

10.   Please tell us why you have included the caption "accumulated deficit during development stage" in your balance sheets. We note that you have reported revenues for each period and there is also no indication elsewhere in the financial statements that you are a development stage enterprise.

11.   We note that the accumulated deficit amounts each year have brackets except for the December 31, 2006 amount. Please revise the accumulated deficit as of December 31, 2006 to indicate that this is a deficit.

Statements of Operations, page F-4

12.   Please tell us whether there are any costs of good sold related to your revenues and where these amounts have been included in your statements of operations on page F-4.

Statements of Cash Flows, page F-6

13.   Please revise the caption to include the period of the financial statements that are presented for September 30, 2006.

Note 1. Organization, page F-7

14.   Please revise to discuss the changes in your organization that resulted in your presentation of financial statements for the three months ended December 31, 2006.

Mr. Gus Rahim

Note 2. Summary of Significant Accounting Policies, starting on page F-7

General

15.   Please revise to include your accounting policy for inventory, including evaluating
        inventory obsolescence. Also, please disclose the components of inventory. For
        guidance, see Rule 5-02(6) of Regulation S-X.

Revenue Recognition, page F-8

16.   Please revise to expand your accounting policy for revenue recognition. Your disclosure
        should include your specific policy for all products and services. In addition, clarify how
        you report revenue on products for which you are the master distributor, as discussed on
        page 42, versus products which are transferred to other distributors and sold to end users.
        Please clarify how your policy meets the requirements of Topic 13 of the Staff
        Accounting Bulletins.

Note 3. Bankruptcy, page F-9

17.   Please revise to clearly disclose the impact that bankruptcy matters discussed in Note 3
        are expected to have on the registrant going forward. In addition, discuss the impact that
        these matters had on the financial statements included in this filing.

Note 4. Significant Transactions with Related Parties, page F-9

18.   Please tell us why you have not imputed interest on the amounts due to related parties.
        Refer to SAB Topic 1.B.1. In addition, throughout the filing you use different terms to
        refer to the amounts you owe to related parties. For example, you have used the terms
        "long-term obligations" (page 16), "debt" (page 14), "accounts payable" (page F-2), and
        "loans" (page F-9). Please revise the filing to clearly disclose the nature of these amounts
        due to related parties.

Mr. Gus Rahim
CellTeck Inc.

Note 5. Going Concern, page F-9

19.   Please revise to disclose your viable plan of operations to address your going concern issues as required by FRC 607.02.

Interim Financial Statements

20.   Please revise to comply with our comments above on the audited annual financial statements.

21.   Please revise your footnotes to the interim financial statements to include the standard representations required by Instruction 2 to Rule 8-03 of Regulation S-X.

22.   We reference your discussion of subsequent events related to the Transaction on pages 16 and 17. Please tell us why this information is not presented in a subsequent event note in your financial statements.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Gus Rahim
CellTeck Inc.
June 20, 2008

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jeanne Bennett at (202) 551-3606 or me at (202) 551-3676 if you have questions regarding the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 with any other questions.

Sincerely,

Brian R. Cascio
Accounting Branch Chief

cc: Vincent J. McGill
        Eaton Van Winkle LLP
        3 Park Avenue 16th Floor
        New York, New York 10016
        Fax (212) 779-9928